Exhibit 99.1

Qifu Technology, Inc. Announces Proposed Offering of US$600 Million Cash-par Settled Convertible Senior Notes

SHANGHAI, China, March 25, 2025—Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced a proposed offering (the “Notes Offering”) of convertible senior notes in an aggregate principal amount of US$600 million due 2030 (the “Notes”), subject to market conditions and other factors, only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). The Company intends to grant the initial purchasers in the Notes Offering an option to purchase up to an additional US$90 million in aggregate principal amount of the Notes, exercisable for settlement within a 13-day period beginning on, and including, the date on which the Notes are first issued.

The Company plans to use the net proceeds from the Notes Offering for repurchasing the American depositary shares (“ADSs”) and/or class A ordinary shares of the Company concurrently with the pricing of the Notes Offering and from time to time after the pricing of the Notes Offering pursuant to a newly established share repurchase plan (the “March 2025 Share Repurchase Plan”) authorized by the board of directors of the Company. The March 2025 Share Repurchase Plan will run in addition to the Company’s existing share repurchase plan announced in November 2024. The Company expects the Offering to be immediately accretive to 2025 earnings per ADS (“EPADS”) upon closing, facilitated by the execution of Concurrent Repurchase (as described below) and the cash-par conversion settlement mechanism of the Notes.

Proposed Terms of the Notes

When issued, the Notes will be general unsecured obligations of the Company. The Notes will mature on April 1, 2030 unless repurchased, redeemed, or converted in accordance with their terms prior to such date. Holders of the Notes may require the Company to repurchase all or part of their Notes for cash on April 3, 2028 or in the event of certain fundamental changes, in each case, at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date.

Prior to the close of business on the business day immediately preceding the 50th scheduled trading day before the maturity date, the Notes will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. On or after the 50th scheduled trading day before the maturity date until the close of business on the third scheduled trading day immediately preceding the maturity date, holders may convert their Notes at their option at any time.

The Notes contemplate cash-par settlement upon conversion. Upon conversion, the Company will pay cash in the aggregate principal amount of the Notes being converted and have the right to elect to settle the conversion consideration for amounts in excess of the aggregate principal amount using cash, ADSs, or a combination of cash and ADSs. Holders may elect to receive class A ordinary shares in lieu of any ADSs deliverable upon conversion, subject to certain conditions and procedures. The interest rate, initial conversion rate, and other terms of the Notes will be determined at the time of pricing of the Notes Offering.

In addition, the Company may redeem for cash all but not part of the Notes in the event of certain changes in the tax laws or if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time, in each case, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the related redemption date. Any redemption may occur only prior to the 50th scheduled trading day immediately preceding the maturity date.

Concurrent and Future Repurchases under the March 2025 Share Repurchase Plan

The board of directors of the Company has approved the March 2025 Share Repurchase Plan, under which the Company is authorized to use all the net proceeds from the Notes Offering to repurchase the ADSs and/or class A ordinary shares. This includes (i) the Concurrent Repurchase (as described below) and (ii) the repurchase of additional ADSs and/or class A ordinary shares of the Company on the open market and/or through other means after the pricing of the notes and from time to time.

Under the March 2025 Share Repurchase Plan, concurrently with the pricing of the Notes Offering, the Company plans to repurchase a number of ADSs to be determined at the time of pricing of the Notes from certain purchasers of the Notes in off-market privately negotiated transactions effected through one of the initial purchasers or its affiliates, as the Company’s agent (such transactions, the “Concurrent Repurchase”). The Concurrent Repurchase is expected to facilitate the initial hedges by purchasers of the Notes who desire to hedge their investments in the Notes, as the Company intends to repurchase the entire initial delta of the transaction. This will allow such purchasers of the Notes to establish short positions that generally correspond to commercially reasonable initial hedges of their investments in the Notes. The Company expects the purchase price in the Concurrent Repurchase to be the last reported sale price per ADS on the Nasdaq on March 25, 2025.

In addition to the Concurrent Repurchase, the Company may repurchase additional ADSs and/or class A ordinary shares after the pricing of the Notes Offering and from time to time pursuant to the March 2025 Share Repurchase Plan. The share repurchases may be effected on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and will be implemented in accordance with all applicable rules and regulations, including the requirements of Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

The Concurrent Repurchase and future repurchases pursuant to the Company’s March 2025 Share Repurchase Plan are generally expected to create meaningful EPADS accretion for and offset potential dilution to the holders of the Company’s class A ordinary shares (including in the form of ADSs) upon conversion of the Notes, taking into the account the settlement method of the Notes.

Other Matters

Any repurchase activities of the Company, whether the Concurrent Repurchase and future repurchases pursuant to the Company’s March 2025 Share Repurchase Plan or otherwise pursuant to its other share repurchase plan(s) and program(s), could increase, or reduce the magnitude of any decrease in, the market price of the ADSs and/or class A ordinary shares and/or the trading price of the Notes.

The Company expects that potential purchasers of the Notes may employ a convertible arbitrage strategy to hedge their exposure in connection with the Notes. Any such activities by potential purchasers of the Notes following the pricing of the Notes and prior to the maturity date could affect the market price of the ADSs and/or class A ordinary shares and/or the trading price of the Notes. The effect, if any, of the activities described in this paragraph, including the direction or magnitude, on the market price of the ADSs and/or class A ordinary shares and/or the trading price of the Notes will depend on a variety of factors, including market conditions, and cannot be ascertained at this time.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the class A ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof have not been registered under the Securities Act, or any securities laws of any other places. They may not be offered or sold within the United States or to U.S. persons, except to persons reasonably believed to be qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending Notes Offering, and there can be no assurance that the Notes Offering will be completed.

About Qifu Technology

Qifu Technology is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Safe Harbor Statement

Any forward-looking statements contained in this press release are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the Credit-Tech industry, governmental policies relating to the Credit-Tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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